UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

Corcept Therapeutics Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

218352102

(CUSIP Number)

November 29, 2010

(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☒

Rule 13d-1(c)

☐

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 218352102

Page 2 of 13 Pages

(1) Names of Reporting Persons. Alta BioPharma Partners II, L.P.
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power 5,385,765 (a)
(6) Shared Voting Power -0-
(7) Sole Dispositive Power 5,385,765 (a)
(8) Shared Dispositive Power -0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 5,385,765 (a)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 7.5% (b)
(12) Type Of Reporting Person PN

(a)   Alta BioPharma Partners II, L.P. (“ABPII”) has sole voting and dispositive control over 4,744,769 shares of common stock (“Common Stock”) and warrants to purchase 640,996 shares of Common Stock of Corcept Therapeutics Incorporated (the “Issuer”), except that Alta BioPharma Management II, LLC (“ABMII”), the general partner of ABPII, and Jean Deleage (“Deleage”) and Farah Champsi (“Champsi”), managing directors of ABMII, and Edward Penhoet, (“Penhoet”), director of ABMII may be deemed to share the right to direct the voting and dispositive control over such stock.  Additional information about ABPII is set forth in Attachment A hereto.

(b)  The percentage set forth in row (11) is based on an aggregate of 72,382,628 shares of Common Stock outstanding as of November 8, 2010 as reported in the Issuer’s 10-Q filing for the quarter ended September 30, 2010.

CUSIP No. 218352102

Page 3 of 13 Pages

(1) Names of Reporting Persons. Alta BioPharma Management II, LLC
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power -0-
(6) Shared Voting Power 5,385,765 (c)
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 5,385,765 (c)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 5,385,765 (c)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 7.5% (b)
(12) Type Of Reporting Person OO
(c) ABMII shares voting and dispositive power over the 4,744,769 shares of common stock and warrants to purchase 640,996 shares of common stock beneficially owned by ABPII.

CUSIP No. 218352102

Page 4 of 13 Pages

(1) Names of Reporting Persons. Alta Embarcadero BioPharma Partners II, LLC
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization California
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power 165,427 (d)
(6) Shared Voting Power -0-
(7) Sole Dispositive Power 165,427 (d)
(8) Shared Dispositive Power -0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 165,427 (d)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 0.2% (b)
(12) Type Of Reporting Person OO

(d)   Alta Embarcadero BioPharma Partners II, LLC (“AEBPII”) has sole voting and dispositive control over 154,478 shares of Common Stock and warrants to purchase 10,949 shares of Common Stock, except that Deleage and Champsi, managers of AEBPII, may be deemed to share the right to direct the voting and dispositive control over such stock.

CUSIP No. 218352102

Page 5 of 13 Pages

(1) Names of Reporting Persons. Farah Champsi
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power -0-
(6) Shared Voting Power 5,551,192(e)
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 5,551,192(e)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 5,551,192(e)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 7.7% (b)
(12) Type Of Reporting Person IN

(e) Champsi shares voting and dispositive control over the 4,744,769 shares of common stock and warrants to purchase 640,996 shares of common stock beneficially owned by ABPII, and the 154,478 shares of Common Stock and warrants to purchase 10,949 shares of Common Stock beneficially owned by AEBPII.  Champsi disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

CUSIP No. 218352102

Page 6 of 13 Pages

(1) Names of Reporting Persons. Jean Deleage
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power -0-
(6) Shared Voting Power 5,551,192(f)
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 5,551,192(f)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 5,551,192(f)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 7.7% (b)
(12) Type Of Reporting Person IN

(f) Deleage shares voting and dispositive control over the 4,744,769 shares of common stock and warrants to purchase 640,996 shares of common stock beneficially owned by ABPII, and the 154,478 shares of Common Stock and warrants to purchase 10,949 shares of Common Stock beneficially owned by AEBPII.  Deleage disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

CUSIP No. 218352102

Page 7 of 13 Pages

(1) Names of Reporting Persons. Edward Penhoet
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power -0-
(6) Shared Voting Power 5,551,192 (g)
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 5,551,192 (g)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 5,551,192 (g)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 7.7% (b)
(12) Type Of Reporting Person IN

(g) Penhoet shares voting and dispositive control over the 4,744,769 shares of common stock and warrants to purchase 640,996 shares of common stock beneficially owned by ABPII, and the 154,478 shares of Common Stock and warrants to purchase 10,949 shares of Common Stock beneficially owned by AEBPII.  Penhoet disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

CUSIP No. 218352102

Page 8 of 13 Pages

Item 1.

(a)

Name of Issuer: Corcept Therapeutics Incorporated. (“Issuer”)

(b)

Address of Issuer’s Principal Executive Offices:

149 Commonwealth Drive

Menlo Park, CA 94025

Item 2.

(a)

Name of Person Filing:

Alta BioPharma Partners II, L.P. (“ABP II”)

Alta BioPharma Management II, LLC (“ABM II”)

Alta Embarcadero BioPharma Partners II, LLC (“AEBP II”)

Farah Champsi (“FC”)

Jean Deleage (“JD”)

Edward Penhoet (“EP”)

(b)

Address of Principal Business Office:

One Embarcadero Center, Suite 3700

San Francisco, CA  94111

 (c)

Citizenship/Place of Organization:

Entities:

ABP II

Delaware

ABM II

Delaware

AEBP II

California

Individuals:

FC

United States

JD

United States

EP

United States

(d)

Title of Class of Securities:

Common Stock

(e)

CUSIP Number:  218352102

Item 3.

Not applicable.

CUSIP No. 218352102

Page 9 of 13 Pages

Item 4.

Ownership.

Please see Attachment A

		ABP II	ABM II	AEBP II	FC	JD	EP
(a)	Beneficial Ownership	5,385,765	5,385,765	165,427	5,551,192	5,551,192	5,551,192
(b)	Percentage of Class	7.5%	7.5%	0.2%	7.7%	7.7%	7.7%
(c)	Sole Voting Power	5,385,765	-0-	165,427	-0-	-0-	-0-
	Shared Voting Power	-0-	5,385,765	-0-	5,551,192	5,551,192	5,551,192
	Sole Dispositive Power	5,385,765	-0-	165,427	-0-	-0-	-0-
	Shared Dispositive Power	-0-	5,385,765	-0-	5,551,192	5,551,192	5,551,192

Item 5.

Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.

Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section 240.13d-1(b)(1)(ii)(H) of the Act.

Item 9.

Notice of Dissolution of Group

Not applicable.

CUSIP No. 218352102

Page 10 of 13 Pages

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS

A:

Joint Filing Statement

CUSIP No. 218352102

Page 11 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

December 7, 2010

Alta BioPharma Partners II, L.P.

Alta BioPharma Management II, LLC

By: Alta BioPharma Management II, LLC

By:       /s/ Farah Champsi

By:       /s/ Farah Champsi

Farah Champsi, Managing Director

Farah Champsi, Managing Director

Alta Embarcadero BioPharma Partners II, LLC

By:       /s/ Farah Champsi

Farah Champsi, Manager

            /s/ Jean Deleage

            /s/ Farah Champsi

Jean Deleage

Farah Champsi

           /s/ Edward Penhoet

Edward Penhoet

CUSIP No. 218352102

Page 12 of 13 Pages

Exhibit A

Agreement of Joint Filing

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Corcept Therapeutics Incorporated and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

     In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf on December 7, 2010.

Alta BioPharma Partners II, L.P.

Alta BioPharma Management II, LLC

By: Alta BioPharma Management II, LLC

By:       /s/ Farah Champsi

By:       /s/ Farah Champsi

Farah Champsi, Managing Director

Farah Champsi, Managing Director

Alta Embarcadero BioPharma Partners II, LLC

By:       /s/ Farah Champsi

Farah Champsi, Manager

            /s/ Jean Deleage

            /s/ Farah Champsi

Jean Deleage

Farah Champsi

           /s/ Edward Penhoet

Edward Penhoet

CUSIP No. 218352102

Page 13 of 13 Pages

Attachment A

Alta BioPharma Partners II, L.P. beneficially owns 4,744,769 shares of common stock and warrants to purchase 640,996 shares of common stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta Embarcadero BioPharma Partners II, LLC beneficially owns 154,478 shares of Common Stock and warrants to purchase 10,949 shares of Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta BioPharma Management Partners II, LLC is the general partner of Alta BioPharma Partners II, L.P. and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Alta BioPharma Management II, LLC disclaims beneficial ownership of all such shares, except to the extent of its pecuniary interest therein.

Ms. Farah Champsi is a managing director of Alta BioPharma Management Partners II, LLC, and a manager of Alta Embarcadero BioPharma Partners II, LLC. Ms. Champsi may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds. Ms. Champsi disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

Mr. Jean Deleage is a managing director of Alta BioPharma Management Partners II, LLC, and a manager of Alta Embarcadero BioPharma Partners II, LLC. Mr. Deleage may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds. Mr. Deleage disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

Mr. Edward Penhoet is a director of Alta BioPharma Management II, LLC.  Mr. Penhoet may be deemed to share the right to direct the voting and dispositive control over the shares held by ABPII and AEBPII. Mr. Penhoet disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.